Mail Stop 4561


                                                April 5, 2006

By U.S. Mail and Facsimile to 03-5620173

Yakov Cohen
Chief Financial Officer
Israel Bank of Agriculture Ltd.
P.O. Box 20107
Tel Aviv, Israel L3 61200

Re:	Israel Bank of Agriculture Ltd.
	Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
	File No. 002-41957

Dear Mr. Cohen:

      We have reviewed your faxed response received on March 29, 2006, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please file the correspondence you submitted via facsimile on March 29, 2006, via EDGAR.

Report of Independent Registered Public Accounting Firm, page 2
2. We note that you have not yet responded to our prior comment 2 in the letter dated January 24, 2006. While we note your request for an exemption to the requirement to file the audit opinion issued over the audit of your subsidiary, so long as your auditor continues to refer to the subsidiary auditor in the audit opinion, you must continue to file that opinion. As such, please amend your 20-F to include the audit opinion of Fibich, Ashkenazi & Co.

*	*	*

      Please amend your filing within 10 business days or tell us when you will provide us with an amendment. Please furnish a cover letter with your amendment that keys your amendment to our comments.
Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your amendment.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant



Yakov Cohen
Israel Bank of Agriculture Ltd.
April 5, 2006
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